March 2, 2007

Mail Stop 4561

Robert B. Lees
President
Zaldiva, Inc.
331 East Commercial Boulevard
Fort Lauderdale, FL 33306

> **Re: Zaldiva, Inc.**
> **Form 10-KSB for the year ended September 30, 2006**
> **Form 10-QSB for the quarter ended December 31, 2006**
> **Filed 12/29/06**
> **File No. 0-49652**

Dear Mr. Lees:

We have reviewed your above referenced filings and have the following comments. Where indicated, we think you should revise your documents in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Item 6. Management's Discussion and Analysis or Plan of Operation

Results of Operations

1.   Please revise your MD&A to discuss any known trends, events or uncertainties that have had or that are reasonably expected to have a material impact on the net sales or revenues or income from continuing operations and the causes for any

material changes from period to period in one or more line items of the financial statements. Refer to Item 303(b)(1) of Regulation S-B.

Liquidity

2.   Please revise to provide additional disclosure regarding the possible effects of the conditions giving rise to the substantial doubt about Zaldiva's ability to continue as a going concern, management's evaluation of the significance of the conditions and any mitigating factors, possible discontinuance of operations, and management's future plans.

Report of Independent Registered Public Accounting Firm

3.   Please revise the explanatory paragraph to use the phrase "substantial doubt about its ability to continue as a going concern". For reference see paragraphs 12-13 of AU Section 341.

Note B Issuance of Common and Preferred Shares, page F-11

4.   The 800,000 Series A Preferred shares are convertible into the Company's common shares at a price equal to 85% of the average closing bid price of the common shares for the five trading days preceding the conversion date. Due to this fact the preferred shares are convertible into a variable amount of common shares at a fixed value of approximately $940,000 or 17.5%. It appears that the preferred shares should be recorded as a liability and the difference in the value of the preferred stock and the potential common stock should be recorded as interest expense. For reference see paragraph 12(a) of SFAS 150.

5.   Please tell us how you determined the fair value of the 305,000 shares issued at a discount in June 2006 and tell us the amount of the discount. Also, tell us the nature of the restriction and whether this transaction was with a related party.

Note D Property, page F-12

6.   Please advise us of your basis in GAAP for not depreciating your owned building and related improvements. In your response, tell us at what point in time the property was available and ready for use, regardless of when it was placed in service. Also, tell us the business purpose for buying a building that you did not intend to use.

Note E Segment Information, page F-12

7.   We note that your operations are comprised of two strategic business units which appear to exceed the quantitative thresholds of SFAS 131, paragraph 18. In that

regard, please revise to disclose the information required by paragraphs 25 – 28 of SFAS 131 in future filings or explain to us why a revision is unnecessary.

Exhibit 31

8.   In future filings please remove the reference to the certifying officer's title in the introductory paragraph as the certification is to be made in a personal capacity. Please also remove references to "Annual report" and refer to the document as "report."

*   *   *   *

As appropriate, please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a cover letter with your proposed revisions that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filings include all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that

- the company is responsible for the adequacy and accuracy of the disclosure in the filings;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filings or in response to our comments on your filings.

You may contact Kristi Marrone at (202) 551-3429 or me at (202) 551-3486 if you have questions.

Sincerely,

Daniel L. Gordon
Branch Chief